SPARTACUS ACQUISITION CORP. II

3800 N Lamar Blvd, Suite 200
Austin, TX 78756

January 29, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Ruairi Regan

Re:	Spartacus Acquisition Corp. II
Registration Statement on Form S-1
Filed December 23, 2025, as amended File No. 333-292421

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spartacus Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on January 30, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Igor Volshteyn
Igor Volshteyn
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP